CONSENT OF INDEPENDENT AUDITORS

     We consent to the use of our report dated October 17, 2002 with respect to the consolidated financial statements of Corus Entertainment Inc. as at August 31, 2002 and 2001 and for each of the years in the three- year period ended August 31, 2002 included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP ERNST & YOUNG LLP

Toronto, Canada
January 14, 2003